CORRESP.

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ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

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WASHINGTON, D.C. 20005

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WWW.EMTH.COM

April 18, 2011

VIA EDGAR

Eric Envall, Esq.

Staff Attorney

U.S. Securities and Exchange Commission

Room 4711, Mail Stop 4720

Station Place 1

101 F Street, N.E.

Washington, D.C. 20549

Re:	State Investors Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-172659

Dear Mr. Envall:

Enclosed for filing on behalf of State Investors Bancorp, Inc. (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated April 1, 2011, addressed to Anthony S. Sciortino, Chairman, President and Chief Executive Officer of the Registrant. For ease of reference, the comments of the Staff have been repeated here in bold and the responses thereto follow. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision on the Registrant’s Application for Conversion on Form AC.

Registration Statement on Form S-1 filed March 7, 2011

Our Business, page 1

l.	Please briefly describe your geographic and economic relationship with New Orleans for a person who is not familiar with your location. Note also for your market area description on page 39.

The prospectus has been revised as requested on pages 1 and 38.

Eric Envall, Esq.

U.S. Securities and Exchange Commission

April 18, 2011

How We Determined the Offering Range…, page 3

2.	Please revise to clarify, as correct, that RP Financial estimated the midpoint, and that the range was determined based on OTS requirements. Note also in the body of the text where you discuss this work.

The prospectus has been revised as requested on pages 4 and 75.

3.	Please include in the summary the trading information now located on page 78.

The trading information has been added to the Summary on page 5.

4.	Please indicate the importance of the tabular information on page 4, that is, as stated on page 76, that RP Financial relied primarily on this information in determining the midpoint.

The prospectus has been revised as requested on page 4.

The recent economic recession…, page 10

5.	We note on page 37 of the valuation report that home sales in New Orleans during the third quarter of 2010 were down nearly 60% from the third quarter of 2009. Given the significance of this, both here and on page 39, please disclose this situation and explain the relationship of this information to the 20% figure you currently provide. Consider including a year-by-year analysis of home sales for your market area description on page 39.

The disclosure on pages 10 and 38 has been revised to provide recent annual information for each of the three Parishes. The Registrant is of the view that annual data more appropriately reflects longer term trends in home sales. Please note that the year-over-year percentage decline for the three Parish market area was 10% according to the New Orleans Metropolitan Association of Realtors.

6.	Under separate heading, please consider a risk factor describing the impact and risks relating to the gulf oil spill. We note the reference to this on page 28 of the valuation report. Note also for your market area discussion on page 39.

Please be advised that the Registrant considered a risk factor related to the oil spill in the Gulf of Mexico on April 22, 2010; however, as the Registrant did not experience any direct impact from the oil spill and does not expect any future impact specifically related to that particular oil spill, it determined not to include a

Eric Envall, Esq.

U.S. Securities and Exchange Commission

April 18, 2011

specific risk factor. The second complete risk factor on page 11 considers the susceptibility of the region to oil spills in general.

Market Area and Competition, page 39

7.	Please revise to provide population size, average income, change in home sales and prices, foreclosures or other similar indicators you feel are important to understanding your market or individual markets. To the extent your four branch offices are materially dependent on their specific neighborhood communities and the economic health of these, please describe these situations separately.

The requested additional demographic disclosure has been added on page 38.

8.	Please reconcile the current disclosure as to principal business sectors with the market area information beginning on page 28 of the valuation report.

The prospectus has been revised to include the principal business sectors described on page II.8 in the valuation report.

One- to Four-Family Residential Real Estate Loans, page 42

9.	We note your disclosure that as of the end of fiscal 2010 you discontinued the origination of fixed-rate loans of 30 years. As such please rectify the discrepancy with your disclosure that you primarily originate fixed-rate loans with terms of 15 to 30 years and please provide greater detail of the types of mortgages and their terms that you are currently originating.

The prospectus has been revised as requested on page 41.

Regulation, page 53

10.	You may not qualify this discussion by reference to the actual laws and regulations. Revise to eliminate the qualification and indicate that all material information is discussed.

The prospectus has been revised as requested on page 52.

Exhibits

11.	Please file Exhibit 5.0 and Exhibit 8.2 with your next amendment as we may have additional comments.

The exhibits have been included with the Amendment.

* * *

Eric Envall, Esq.

U.S. Securities and Exchange Commission

April 18, 2011

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the enclosed responds sufficiently to the Staff’s comments as set forth in the Comment Letter. Please do not hesitate to call me at 202-719-1816 if there are any questions on the Amendment or if I can be of assistance in any way.

As always, the Staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Eric M. Marion
Eric M. Marion

cc:	David Lyon, Division of Corporation Finance
Anthony S. Sciortino
Raymond A. Tiernan